Mail Stop 3561

      							August 18, 2005


Carlos Henrique Moreira
Chief Executive Officer
Embratel Participacoes S.A.
Empresa Brasileira de Telecomunicacoes S.A. - Embratel
Rua Regente Feijo, 166, Sala 1687-B
Rio de Janeiro, RJ - Brazil 20060-060

	Re:	Embratel Participacoes S.A.
      Form 20-F for Fiscal Year Ended December 31, 2004
		Filed June 30, 2005
      File No. 1-14499

      Empresa Brasileira de Telecomunicacoes S.A. - Embratel
      Form 20-F for Fiscal Year Ended December 31, 2004
		Filed June 30, 2005
      File No. 333-16323-01

Dear Mr. Moreira:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for Fiscal Year Ended December 31, 2004

Consolidated Financial Statements - Embratel Participacoes S.A.
and
Subsidiaries

Note 7.  General and Administrative Expenses, page F-20

1. Tell us the nature of the taxes that are recorded as general and administrative expenses.

Note 8.  Other Operating Income (Expenses), Net, page F-20

2. Explain the nature of the cost recoveries for interconnection, FUST, COFINS, and ICMS recorded as other operating income. For purposes of US GAAP reporting, tell us where these expenses were initially classified and your basis for classifying the recoveries as other operating income, rather than in the original caption.

Note 14. Trade Accounts Receivables, Net, page F-26

3. Tell us the account(s) to which the decrease in the allowance for doubtful accounts of $24,380 was recorded for the year ended
December
31, 2004.

Note 34. Summary of the Differences Between Accounting Practices in
Accordance with BR GAAP and U.S. GAAP, page F-65

4. It is unclear to us why you have not included reconciling items for several of your accounting policies under Brazilian GAAP in your reconciliation to US GAAP. For each of the following items, tell us how you considered whether a difference existed and your basis in the
US GAAP literature for your accounting policy:

* We note at page F-16, that income and social contribution are calculated according to the rules and rates prevailing during the year for Brazilian GAAP. Tell us whether the prevailing rates differ from enacted rates, which are the applicable rates under SFAS 109 for
US GAAP reporting.
* We note at page F-16 and F-32, that pre-operating expenses relating to Click 21, Vesper Sao Paulo S.A. and Vesper S.A. were capitalized and are being amortized over five years. Tell us how you applied the guidance in SOP 98-5, which requires that these costs be expensed as incurred, for US GAAP reporting.





e.  Earnings per share, page F-68

5. Provide us with a calculation of your earnings per share for preferred and common shareholders using the two-class method under US
GAAP for each of the three years presented. Tell us how you considered the dividends paid to preferred shareholders in the year ended December 31, 2003. In addition, we note on page F-87 your disclosure of the difference in your EPS if you had adopted EITF 03-
6. Tell us how you determined the revised amounts and explain specifically how the adoption of EITF 03-6 will affect your calculation of EPS.

k.  Stock option plan, page F-71

6. We note that the exercise price of your stock options is indexed to inflation. Tell us how you considered the guidance in FIN 44 in determining that variable accounting was not required for your stock option plans.

l.  Goodwill and negative goodwill, page F-73

7. Please address the following items regarding your disclosure of the differences in accounting for goodwill under BR GAAP and US
GAAP:

* We note that you wrote off the remaining goodwill associated with
AcessoNet in 2003 under BR GAAP, but retained the balance of goodwill for US GAAP. Tell us how you determined that this goodwill was not impaired under US GAAP, given that AcessoNet`s principal customer filed a lawsuit requesting the interruption of their long-term contract with you and began disconnecting several circuits, as noted at page F-22.
* Explain for us and disclose, in future filings, how your policy of testing goodwill for impairment differs for US GAAP and BR GAAP.
* Also, we note that the amount of goodwill originally recorded under
BR GAAP was based on the excess of the acquisition cost over the book value of the net assets acquired. Tell us how you considered the guidance in SFAS 141, which requires that goodwill is recorded as the excess of the acquisition cost over the fair value of the net assets.
* Clarify how you accounted for the acquisition of CT Torres under SFAS 141 and the effect of the differences in accounting between BR
GAAP and US GAAP on net income and the statement of stockholders` equity.
* Provide us with your calculation of the total adjustments to net income and total shareholders` equity pertaining to goodwill and the associated amortization and impairment.

t. Net equity reconciliation of the differences between U.S. GAAP and BR GAAP, page F-77

8. Explain for us and disclose, in future filings, the nature of the reconciling item labeled as "dividends."

U.S. GAAP supplementary information, page F-78

9. Tell us why you have classified the management fee paid to MCI during the years ended December 31, 2003 and 2002 as a non-operating expense under US GAAP.

10. We note at page F-22 that gains on the sale of property, plant, and equipment and charges for the write-off and impairment of permanent assets, including goodwill, are classified as non-operating income for Brazilian GAAP. Tell us your basis for not classifying these amounts within operating income for US GAAP reporting purposes.

11. Refer to footnote (1) at page F-78. Explain for us in more detail why you believe that you act as an agent for the government with regards to the collection of value added and other sales taxes.
Tell us how you applied the guidance in EITF 01-14 in determining that it is appropriate to present revenues net of these taxes.

Note 35.  Additional Disclosures Required by U.S. GAAP, page F-80

12. Clarify for us how you account for your defined contribution plan under US GAAP. In addition, tell us the nature of the unfunded liability relating to the participants that migrated from the defined benefit plan to the defined contribution plan and your basis in the
US GAAP accounting literature for amortizing the liability over 20 years.

Consolidated Financial Statements - Empresa Brasileira de
Telecomunicacoes S.A.- Embratel and Subsidiaries

13. Comply with the above comments, as applicable.




*    *    *    *


      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Melissa Hauber, Staff Accountant, at (202)
551-
3368 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,



								Larry Spirgel
								Assistant Director
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Carlos Henrique Moreira
Embratel Participacoes S.A.
Empresa Brasileira de Telecomunicacoes S.A. - Embratel
August 18, 2005
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